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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13G
             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934


                                 Enamelon, Inc.
                               ------------------
                                (Name of Issuer)

                          Common Stock. $.001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   292499 10 0
                                 (CUSIP Number)


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                                Page 1 of 4 pages




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                                  SCHEDULE 13G

CUSIP No.  292499 10 0                                               Page 2 of 4
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1)     NAME OF REPORTING PERSON

       Dr. Steven R. Fox

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                   (b) [ ]

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3)     SEC USE ONLY


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4)     CITIZENSHIP OR PLACE OF ORGANIZATION
             USA

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                         5)   SOLE VOTING POWER
                                 (See item 4)
                         -------------------------------------------------------
NUMBER                   6)   SHARED VOTING POWER
OF SHARES                        None
BENEFICIALLY             -------------------------------------------------------
OWNED BY                 7)   SOLE DISPOSITIVE POWER
EACH                             (See item 4)
REPORTING                -------------------------------------------------------
PERSON WITH              8)  SHARED DISPOSITIVE POWER
                                 (See item 4)

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9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,543,240

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10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

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11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     48.2%

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12)  TYPE OF REPORTING PERSON
     IN


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                                                                     Page 3 of 4


Item 1(a).     Name of Issuer: Enamelon, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               15 Kimball Avenue
               Yonkers, New York 10704

Item 2(a).     Name of Person Filing:  Dr. Steven R. Fox

Item 2(b).     Address of Principal Business Office, or if None,
               Residence:

               15 Kimball Avenue
               Yonkers, New York 10704

Item 2(c).     Citizenship: USA

Item 2(d). Title of Class of Securities: Common Stock, $.001 par value

Item 2(e).     CUSIP Number: 292499 10 0

Item 3.        If this statement is filed pursuant to Rule
               13d-1(b), or 13d-2(b): Not Applicable

Item 4.        Ownership:

               (a) Amount Beneficially Owned: 3,543,240 shares of Common Stock including 36,348 shares of Common Stock held in trust for the benefit of Dr. Fox's minor children. Also includes 450,000 shares issuable upon exercise of currently exercisable stock options.

               (b)    Percent of Class: 48.2%

               (c)    Number of Shares as to which such person has:

                      (i)   Sole power to vote or to direct the vote:
                            3,543,240 shares including 450,000 shares of Common Stock issuable upon the exercise of currently exercisable options held by Dr. Fox.

                      (ii)  Shared power to vote or to direct the vote: None

                      (iii) Sole power to dispose or to direct the
                            disposition of 3,543,240 shares of Common Stock: Dr. Fox's beneficial ownership of 3,543,240 shares of Common Stock, including 450,000 shares of Common Stock issuable upon the exercise of currently exercisable options are subject to a lock-up agreement between


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                                                                     Page 4 of 4


                            Dr. Fox and Rodman & Renshaw, Inc.("Rodman"), as representative of the several underwriters of the Issuer's initial public offering of Common Stock for a period of 180 days following the effective date of the Issuer's registration statement on Form S-1, which was October 23, 1996. Such lock-up agreement provides that Dr. Fox will not, without the prior written consent of Rodman, offer, pledge, sell, transfer, assign, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, the above-referenced securities.

                      (iv) Shared power to dispose or to direct the disposition of 3,543,240 shares of Common Stock:
                            See (iii) above.


Items 5-10.    Not Applicable.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              February 13, 1997
                                             -------------------
                                              Date




                                               /s/ Dr. Steven R. Fox
                                               ------------------------
                                                   Dr. Steven R. Fox
                                                   Chairman of the Board and
                                                   Chief Executive Officer